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Matthieu JOST

Executive | Founder | Director | Travel & Hospitality | Technology & Digital Solutions |

Paris Area, France

misterb&b

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I am an energetic transformation leader/innovator thinker, thriving on new challenges with a strong proven record of success in the rental industry, start-ups and digital solutions. With 13+ years' as an entrepreneur beginning from a creative solution to improving short term rental marketplace aimed sp...

Op-Ed: Why Protecting LGBT Travelers from Discrimination...

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Thanks for the support since we started!

Matthieu replied to a comment

Thanks Forbes for the shout out! :-) "My experiences with misterb&b...

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Bravo !

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The ultimate GAY PRIDE guide. Be ready! https://lnkd.in/eUwq47T...

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Experience

Chief Executive Officer

misterb&b

Mar 2014 – Present · 5 yrs

Paris 9, Île-de-France, France

VISIONARY LEADERSHIP | GLOBAL OPERATIONS I E-COMMERCE I P&L MANAGEMENT | FUNDRAISING I CORPORATE STRATEGY | INNOVATION I CUSTOMER OBSESSED I LEADING CHANGE

▷ Driving business for optimal global strategy
▷ Leading team of 40+ across three continents alongside US and foreign subsidies
▷ Development of all marketing, digital and online marketing and overall brand positioning
▷ Manage online payment systems and monitor fraud prevention... See more

 
Jun 2010 – Oct 2015 · 5 yrs 5 mos
Paris Area, France

▷ Conceptualised, developed and launched the new travel and stay business for a unique
community
▷ Operated as the largest gay trip advisor in Europe, securing profits during initial launch stage
(within 2 years)... See more

Head of Online Sales

Quadriplay (non media agency for JCDECAUX)

Oct 2008 – Nov 2009 · 1 yr 2 mos
Paris Area, France

▷ Oversaw and managed 50+ accounts
▷ Researched, identified, and secured business opportunities with new and existing clients
and channels to continuously sell, cross-sell, and up sell to steadily increase revenue &
profitability... See more

Marketing Director

Proximania Entertainment (Ze-Card)

Oct 2007 – Oct 2008 · 1 yr 1 mo
Paris Area, France

▷ Pioneered successful launch of the Ze Card - giftcard product across bookstores which
connects users to the website to buy merchandizing, high tech and download music
▷ Negotiated rights for music catalog and piloted distribution to Major retailers, while
managing online marketing, including TV commercials... See more

Product Manager (Non-Media Activities)

NRJ ID / NRJ GROUP

Sep 2004 – Oct 2007 · 3 yrs 2 mos

▷ Directed all aspects of brand licensing, merchandising, and promotional items at the #1
French radio group, heading promotional licensing operations, crossing 400 k€ gross margin in
2006
▷ Championed insights from positioning, product marketing research to inform all ... See more

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Education

EPSI - School of Computer Engineering

Associate of Arts (AA), Information Technology

2000 – 2002

EFAP - Ecole Française des Attachés de Presse

Master of Arts (MA), Communications

2002 – 2005

Volunteer Experience

Bénévole

Les Restos du Coeur

Sep 2016 – Sep 2018 · 2 yrs 1 mo
Poverty Alleviation

Provide charitable support to the underserved Community by delivering food during dinner
hours on a weekly basis

Bénévole

Rainbold Society

Oct 2017 – Present · 1 yr 5 mos

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